10029251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 14394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Arethas (219) 473 - 5542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Arethas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DENISE M. WANEK
NOTARY PUBLIC
SEAL
STATE OF INDIANA
LAKE COUNTY
MY COMMISSION EXPIRES JULY 9, 2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
American Trust Investment Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2009 and December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 24, 2010

American Trust Investment Services, Inc.

Statement of Financial Condition

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 335,942	$ 179,906
Cash segregated for the exclusive benefit of customers	77	77
Accounts receivable	3,340	20,525
Deposit with clearing organization	50,000	50,000
Marketable securities	84,184	304,585
Cash surrender value of life insurance	228,701	220,359
Property, net	5,821	9,671
Total Assets	$ 708,065	$ 785,123
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 16,027	$ 11,337
Accrued post-retirement benefits	48,278	43,855
Total Liabilities	64,305	55,192
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	25,000	25,000
Retained earnings	618,760	704,931
Total Stockholder's Equity	643,760	729,931
Total Liabilities and Stockholder's Equity	$ 708,065	$ 785,123

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Income

	For the Years Ended December 31, 2009	December 31, 2008
Revenues		
Commissions	$ 197,915	$ 363,802
Investment advisory fees	24,164	46,738
Trading gains (losses)	1,026	(6,385)
Interest income	25,557	22,288
Other income	1,622	4,989
	250,284	431,432
Operating Expenses		
Employee compensation and benefits	225,743	262,535
Data processing and clearing charges	56,520	50,239
Occupancy expenses	13,275	12,308
Administrative expenses	34,703	40,328
Legal and professional fees	6,214	6,365
	336,455	371,775
Net Income (Loss)	$ (86,171)	$ 59,657

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings
Balance, January 1, 2008	$ 25,000	$ 686,581
Less: Correction of an error in postretirement benefits expense		(41,307)
Balance, January 1, 2008, as restated		645,274
Net Income, as restated (includes $2,548 effect of error correction)		59,657
Balance, December 31, 2008, as restated	25,000	704,931
Net Loss		(86,171)
Balance, December 31, 2009	$ 25,000	$ 618,760

The accompanying notes are an integral part of the financial statements.

American Trust Investment Services, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2009	December 31, 2008
Operating Activities		
Net income (loss)	$ (86,171)	$ 59,657
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	3,850	4,333
Changes in operating assets and liabilities:		
Accounts receivable	17,185	(13,704)
Change in trading inventory	220,401	(43,160)
Accounts payable and accrued expenses	9,113	(1,131)
Net Cash Provided by Operating Activities	164,378	5,995
Investing Activities		
Purchase of property and equipment	-	(654)
Increase in cash value of life insurance	(8,342)	(8,012)
Net Cash Used in Investing Activities	(8,342)	(8,666)
Increase (Decrease) in Cash and Cash Equivalents	156,036	(2,671)
Cash and Cash Equivalents at Beginning of Year	179,906	182,577
Cash and Cash Equivalents at End of Year	$ 335,942	$ 179,906

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2009

Note 1 - Significant Accounting Policies

Description of Business
American Trust Investment Services, Inc., a wholly owned subsidiary of American Trust & Savings Bank, is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Correspondent Services, a division of RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities
Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income under the heading trading gains (losses). As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation expense of $3,850 and $4,333 for the years ended December 31, 2009 and 2008, has been computed using straight line depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2009 and 2008. The Company did not pay income taxes to its parent company during 2009 and 2008.

Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued, which was February 26, 2010.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $77 in 2009 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2009	December 31, 2008
U. S. Government agency obligations, maturing after five years	$ 7,640	$ 59,408
Certificate of Deposit, maturing within one year	-	100,000
Certificate of Deposit, maturing in one to five years	-	100,571
Corporate debt obligations, maturing in one to five years	76,544	-
Corporate debt obligations, maturing within one year	-	44,606
Total	$ 84,184	$ 304,585

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2009	December 31, 2008
Furniture and office equipment	$ 42,196	$ 42,196
Less: Accumulated depreciation	36,375	32,525
Total	$ 5,821	$ 9,671

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, American Trust & Savings Bank. As of January 1, 2005, the Internal Revenue Service accepted the Company's election to be treated as a qualified subchapter S Subsidiary. As such the Company is not subject to regular income taxes but may be subject to built-in-gains taxes. Regular taxable income is passed through to the shareholders. Any built-in-gains taxes would be paid at the corporate level.

Note 6 – Profit Sharing Plan

The Company participates with its parent in a defined contribution profit-sharing plan. Company contributions to the plan, if any, are made for all eligible employees with at least one year of service. Contributions are at the discretion of the board of directors. No contributions were made in 2009 and 2008.

Note 7 – Related Party Transactions

American Trust Investment Services, Inc. paid $9,425 in 2009 and $7,975 in 2008 for the lease of operating facilities to American Trust & Savings Bank, the Company's 100% owner. Employee benefit costs of $16,336 and $18,618 and miscellaneous office expenses of $685 and $4,328 were also reimbursed to American Trust & Savings Bank in 2009 and 2008, respectively. As of December 31, 2009 the Company owes American Trust & Savings Bank $10,849 for medical insurance coverage provided to its employees.

Note 8 - Concentrations of Credit Risk

The Company maintains cash balances at American Trust & Savings Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2009, there were no deposits in excess of the insured amount. The $282,925 money market account and $50,000 clearing deposit with RBC Dain are not insured deposits.

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $600,300, which was $500,300 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 10.7%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2009

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2009 unaudited Focus report and this report. The net effect on net capital was a decrease of $70,750.

Net capital as reported on the unaudited Focus report of December 31, 2009	$ 671,050
Decrease in nonallowable assets	7,677
Increase in haircuts on securities	(10,356)
Decrease in ownership equity as a result of post-FOCUS audit adjustments	(24,216)
Decrease in ownership equity as a result of prior period adjustments	(43,855)
Net Capital as Audited	$ 600,300

Note 12 – Prior Period Adjustment

The accompanying financial statements for 2008 have been restated to correct an omission of postemployment benefits in previous years. The effect of the restatement was to increase employee compensation costs which decreased income for 2008 by $2,548. Retained earnings at the beginning of 2008 have been decreased by $41,307 for the effects of the restatement on prior years.

Note 13 – Post Employment Benefits

The Company maintains a life insurance policy for the former president. The financial statements include a provision for such costs in the amounts of $4,423 and $2,548 for the years ended December 31, 2009 and 2008, respectively, which has been charged to operations. The accrued post-employment benefits is an estimate based on actuarial assumptions and it is possible, although not expected, that this estimate could change significantly in the near future.

American Trust Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital

Stockholder's equity	$ 643,760
Less nonallowable assets	(7,433)
Net capital before haircuts on security position	636,327
Haircuts on securities	(36,027)
Net capital	$ 600,300
Aggregate Indebtedness	$ 64,305
Net capital required based on aggregate indebtedness	$ 4,287
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 500,300
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 593,870
Percentage of Aggregate Indebtedness to Net Capital	10.7%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
American Trust Investment Services, Inc.

In planning and performing our audit of the financial statements of American Trust Investment Services, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the lack of segregation of duties and the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 24, 2010

American Trust Investment Services, Inc.

Financial Report

December 31, 2009